August 25, 2000

Securities and Exchange Commission
ATTN:  Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, DC  206549-1004

RE:  INDIANA MICHIGAN POWER COMPANY
     REGISTRATION STATEMENT ON FORM S-3
     FILE NO. 333-88523

Gentlemen:

Pursuant to Rule 424(b)(2) and on behalf of Indiana Michigan Power Company (the "Company"), submitted herewith is the Prospectus, dated October 15, 1999, as supplemented by the Prospectus Supplement, dated August 23, 2000, to be used in connection with the anticipated public offering by the Company of $200,000,000 aggregate principal amount of its Floating Rate Notes, Series B, due 2002.

Very truly yours,

s/s Ann B. Graf
614-223-1649

                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration Statement 333-88523

 PROSPECTUS  SUPPLEMENT
(To prospectus dated October 15, 1999)

                                  $200,000,000

                         INDIANA MICHIGAN POWER COMPANY

                     Floating Rate Notes, Series B, due 2002
                                       ---------------

        The Floating Rate Notes will bear interest payable quarterly in arrears on each March 3, June 3, September 3 and December 3, beginning December 3, 2000. The annual interest rate on the Floating Rate Notes for each quarterly interest period will be reset quarterly based on the three-month LIBOR rate plus 0.625%. The Floating Rate Notes will mature on September 3, 2002. The Floating Rate Notes may be redeemed on any interest payment date on or after September 3, 2001, at a redemption price equal to the principal amount of the Floating Rate Notes to be redeemed, plus interest accrued to the redemption date.

        The Floating Rate Notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated to all of our secured debt, including $310,000,000 of outstanding first mortgage bonds as of August 23, 2000. We will issue the Floating Rate Notes only in registered form in multiples of $1,000.
                                       ---------------


                                                Per Floating
                                                 Rate Note       Total

        Public offering price (1)....................100%    $200,000,000
        Underwriting discount.......................0.25%    $    500,000
        Proceeds, before expenses,
             to Indiana Michigan Power Company.....99.75%    $199,500,000

 ........(1) Plus accrued interest from August 31, 2000, if settlement occurs after that date.
                                       ---------------

 ........The  Floating  Rate Notes have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

 ........The  Floating Rate Notes should be delivered on or about August 31, 2000 through the book-entry facilities of The Depository Trust Company.
                               ---------------
                           Joint Book-Running Managers

Banc of America Securities LLC                               Merrill Lynch & Co.

                                   Co-Manager

                                Barclays Capital
                                 ---------------

           The date of this prospectus supplement is August 23, 2000.

 ........You  should rely only on the  information  incorporated  by reference or provided in this Prospectus Supplement or the accompanying Prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus Supplement is accurate as of any date other than the date on the front of the document.


                                TABLE OF CONTENTS

                              Prospectus Supplement
                                                                           Page

USE OF PROCEEDS...........................................................  S-3
SUPPLEMENTAL DESCRIPTION OF THE FLOATING RATE NOTES.......................  S-3
    Principal Amount, Maturity and Interest...............................  S-3
    Redemption............................................................  S-4
    Certain Definitions...................................................  S-5
UNDERWRITING..............................................................  S-5

                                   Prospectus

WHERE YOU CAN FIND MORE
   INFORMATION............................................................  2
THE COMPANY...............................................................  2
PROSPECTUS SUPPLEMENTS....................................................  3
RATIO OF EARNINGS TO FIXED CHARGES........................................  3
USE OF PROCEEDS...........................................................  3
DESCRIPTION OF THE NOTES..................................................  3
     General..............................................................  3
     Redemptions..........................................................  4
     Remarketed Notes.....................................................  4
     Book-Entry Notes - Registration,
        Transfer, and Payment of Interest and Principal...................  4
     Note Certificates - Registration, Transfer, and Payment of Interest
        and Principal.....................................................  6
     Interest Rate........................................................  6
           Fixed Rate Notes...............................................  6
           Floating Rate Notes............................................  6
     Events of Default....................................................  7
     Modification of Indenture............................................  7
     Consolidation, Merger or Sale........................................  8
     Legal Defeasance.....................................................  8
     Covenant Defeasance..................................................  8
     Governing Law........................................................  8
     Concerning the Trustee...............................................  8
PLAN OF DISTRIBUTION......................................................  8
     By Agents............................................................  8
     By Underwriters......................................................  9
     Direct Sales.........................................................  9
     General Information..................................................  9
LEGAL OPINIONS............................................................  9
EXPERTS...................................................................  9

USE OF PROCEEDS

     We will use the net proceeds from the sale of the Floating Rate Notes to pay at maturity our $100 million Floating Rate Notes, Series A, due 2000, which mature on November 22, 2000, and to repay a portion of our outstanding short-term indebtedness.

SUPPLEMENTAL DESCRIPTION OF THE FLOATING RATE NOTES

     The following description of the particular terms of the Floating Rate Notes supplements and, to the extent it is not consistent with the description of the general terms and provisions of floating rate notes under "Description of the Notes" in the accompanying Prospectus, supersedes such description. There will be no additional pricing supplement relating to the Floating Rate Notes. We will issue the Floating Rate Notes under an Indenture, dated as of October 1, 1998, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity and Interest

     The Floating Rate Notes will be limited in aggregate principal amount to $200,000,000.

     The Floating Rate Notes will mature and become due and payable, together with any accrued and unpaid interest, on September 3, 2002. The Company will pay interest on the Floating Rate Notes on each March 3, June 3, September 3 and December 3, commencing on December 3, 2000 through the maturity date of September 3, 2002. Interest will accrue from the issue date of August 31, 2000 and will be paid to holders of record on the fifteenth calendar day before each interest payment date. If the scheduled interest payment date (other than the maturity date) of the Floating Rate Notes falls on a day which is not a Business Day, such interest payment date will be the following date that is a Business Day, except that if such Business Day is in the next calendar month, such interest payment date shall be the immediately preceding Business Day. If the maturity date of the Floating Rate Notes falls on a day that is not a Business Day, we will make the required payment of principal and/or interest on the following day which is a Business Day as if it were made on the date the payment was due. Interest will not accrue as a result of this delayed payment.

     The Floating Rate Notes will bear interest for each quarterly Interest Period at an annual rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each quarterly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus 0.625%; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the trustee for the Floating Rate Notes, if the trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Floating Rate Notes, the Company and the trustee for the Floating Rate Notes.

     If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the notes as follows:

     (1) In the event no Reported Rate (as defined below) appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m. London time on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which three month deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m. on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus 0.625%.

     (2) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m. London time on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. New York City time on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U. S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus 0.625%; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

     Upon the request of a holder of the Floating Rate Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

     The accrued interest for any period is calculated by multiplying the principal amount of a Floating Rate Note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period to the date for which accrued interest is being calculated. The interest factor (expressed as a decimal rounded upwards if necessary) is computed by dividing the interest rate (expressed as a decimal rounded upwards if necessary) applicable to such date by 360.

     All percentages resulting from any calculation of the interest rate on Floating Rate Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or
 .0987655) and 9.876544% (or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

Redemption

        All or part of the Floating Rate Notes may be redeemed from time to time on any interest payment date on or after September

3, 2001 at our option, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount of the Floating Rate Notes to be redeemed plus interest accrued to the redemption date. The Floating Rate Notes are not subject to the benefits of any sinking fund.

Certain Definitions

        The following definitions apply to the Floating Rate Notes and, to the extent they are inconsistent with definitions appearing in the accompanying Prospectus, supersede the definitions in the accompanying Prospectus.

     "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

        "Calculation Agent" means The Bank of New York, or its successor appointed by the Company, acting as calculation agent.

        "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

        "Interest Period" means the period commencing on an interest payment date for the Floating Rate Notes (or commencing on the issue date for the Floating Rate Notes, if no interest has been paid or duly made available for payment since that date) and ending on the day before the next succeeding interest payment date for the Floating Rate Notes.

        "LIBOR" for any Interest Determination Date will be the offered rate for deposits in U. S. dollars having an index maturity of three months for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, as such rate appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company, at approximately 11:00 a.m. London time on the Interest Determination Date (the "Reported Rate").

        "London Business Day" means a day other than a Saturday or Sunday that is not a day on which banking institutions in London, England and New York, New York are authorized or obligated by law or executive order to be closed and a day on which dealings in deposits in U. S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

        "Telerate Page 3750" means the display designated on page 3750 on Dow Jones Markets Limited (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.
S. dollar deposits).

     We will pay the principal of the Floating Rate Notes and interest payable at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street, 21 West, New York, New York.

UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each of the Underwriters named below and each of the Underwriters has severally agreed to purchase from us the respective principal amount of Floating Rate Notes set forth opposite its name below:

                                               Principal
                                                 Amount
                Underwriter                    of  Notes
                -----------                    ---------
     Banc of America Securities LLC          $ 80,000,000
     Merrill Lynch, Pierce, Fenner & Smith     80,000,000
               Incorporated
     Barclays Capital Inc.                     40,000,000

                              Total          $200,000,000
                                             ============

     In the Underwriting Agreement, the Underwriters have agreed to the terms and conditions to purchase all of the Floating Rate Notes offered if any of the Floating Rate Notes are purchased.

     The expenses associated with the offer and sale of the Floating Rate Notes are expected to be $280,000.

     The Underwriters propose to offer the Floating Rate Notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.15% per Floating Rate Note. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.10% per Floating Rate Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Prior to this offering, there has been no public market for the Floating Rate Notes. The Floating Rate Notes will not be listed on any securities exchange. The Underwriters have advised us that they intend to make a market in the Floating Rate Notes. The Underwriters will have no obligation to make a market in the Floating Rate Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Floating Rate Notes, or that the Floating Rate Notes may be resold.

     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with the offering, the Underwriters may purchase and sell the Floating Rate Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Floating Rate Notes and syndicate short positions involve the sale by the Underwriters of a greater number of Floating Rate Notes than they are required to purchase from us in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Floating Rate Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Floating Rate Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

                                   PROSPECTUS

                         INDIANA MICHIGAN POWER COMPANY
                                ONE SUMMIT SQUARE
                            FORT WAYNE, INDIANA 46801
                                  (219)425-2111

                                  $300,000,000
                                 UNSECURED NOTES

                                  TERMS OF SALE

The following terms may apply to the notes that we may sell at one or more times. A pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a pricing supplement will identify the exchange and state when we expect trading could begin.

        - Mature 9 months to 50 years

        - Fixed or floating interest rate

        - Remarketing features

        - Certificate or book-entry form

        - Subject to redemption

        - Not convertible, amortized or subject to a sinking fund

        - Interest paid on fixed rate notes quarterly or semi-annually

        - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually

        - Issued in multiples of a minimum denomination

The notes have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 15, 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

      - Annual Report on Form 10-K for the year ended December 31, 1998; and

      - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999.

      - Current Report on Form 8-K dated June 24, 1999.

      - Current Report on Form 8-K dated September 15, 1999.


You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         Mr. G. C. Dean
         American Electric Power Service Corporation
         1 Riverside Plaza
         Columbus, Ohio 43215
         614-223-1000

        You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                   THE COMPANY

        We generate, sell, purchase, transmit and distribute electric power. We serve approximately 554,000 retail customers in northern and eastern Indiana and a portion of southwestern Michigan. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and power marketers engaged in the wholesale power market. Our principal executive offices are located at One Summit Square, Fort Wayne, Indiana 46801 (telephone number 219-425-2111). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-223-1000).

                             PROSPECTUS SUPPLEMENTS

        We provide information to you about the notes in three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) the pricing supplement provides the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and the pricing supplement in making your investment decision.

                       RATIO OF EARNINGS TO FIXED CHARGES

        The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

      Twelve Months
      Period Ended                  Ratio
      ----------------              -----
      December 31, 1994             2.23

      December 31, 1995             2.31

      December 31, 1996             2.62

      December 31, 1997             2.55

      December 31, 1998             1.98

      June 30, 1999                 1.65

        For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

                                 USE OF PROCEEDS

        The net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt or preferred stock and replenishing working capital. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 1999 will approximate $151,800,000. At September 30, 1999, our outstanding short-term debt was $190,850,000.

                            DESCRIPTION OF THE NOTES

General

        We will issue the notes under an Indenture dated October 1, 1998 (as previously supplemented and amended) between us and the Trustee, The Bank of New York. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at 101 Barclay Street, New York, New York.

        The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms.

        The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by an Indenture of Mortgage and Deed of Trust, dated as of June 1, 1939, as previously supplemented and amended, between us and

The Bank of New York, formerly Irving Trust Company, as trustee. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

        The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

        In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

        The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

        If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

        If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

        Book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred, except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

        Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

        DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants

("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

        A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

        We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

        DTC management is aware that some computer applications, systems and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems". DTC has informed its Direct Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

        However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

        According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        Notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

      DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

      we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

        If we issue note certificates, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments on note certificates will be made by check.

Interest Rate

        The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

        If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

        Fixed Rate Notes

        A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

        Floating Rate Notes

        Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

        "Event of Default" means any of the following:

         - failure to pay for three business days the principal of (or premium, if any, on) any note of a series when due and payable;

         - failure to pay for 30 days any interest on any note of any series when due and payable;

         - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

         - certain events of bankruptcy or insolvency; or

         - any other event of default specified in a series of notes.

        An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

        The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

        Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

        Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

        We may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

        We will be discharged from our obligations on the notes of any series at any time if:

        - we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and

        - we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

        If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

Covenant Defeasance

        We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

        The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

        We and our affiliates use or will use some of the banking services of the Trustee in the normal course of business.

                              PLAN OF DISTRIBUTION

        We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

        Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

        Unless the pricing supplement states otherwise, the notes will be sold to the public at 100% of their principal amount. Agents will receive commissions from .125% to .750% of the principal amount per note depending on the maturity of the note they sell.

        The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

        If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions.
The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

        We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

        Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

        We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.


                                 LEGAL OPINIONS

        Our counsel, Simpson Thacher & Bartlett, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

                                     EXPERTS

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.